QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

Michael Foods, Inc. (Name of Issuer)
Michael Foods, Inc.
M-Foods Investors, LLC
M-Foods Holdings, Inc.
Michael Foods Acquisition Corp. (f/k/a Protein Acquisition Corp.)
Vestar Capital Partners IV, L.P.
Vestar Associates IV, L.P.
Vestar Associates Corporation IV
Marathon Fund Limited Partnership IV
Miltiades, LLC
4J2R1C Limited Partnership
3J2R Limited Partnership
Gregg A. Ostrander
John D. Reedy
Bill L. Goucher
James D. Clarkson
Bradley L. Cook
Max R. Hoffmann
James Mohr
Harold D. Sprinkle
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share (Title of Class of Securities)
5940741 (CUSIP Number of Class of Securities)
Gregg A. Ostrander Michael Foods, Inc. 5353 Wayzata Boulevard Suite 324 Minneapolis, MN 55416 (952) 546-1500	M-Foods Investors, LLC c/o Vestar Capital Partners IV, L.P. 245 Park Avenue, 41st Floor New York, New York 10167 (212) 351-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Stephen L. Ritchie, Esq.
Kirkland & Ellis
200 E. Randolph Dr.
Chicago, Illinois 60601
(312) 861-2000

and

James C. Melville, Esq.
Kaplan, Strangis & Kaplan, P.A.
90 S. Seventh Street, Suite 5500
Minneapolis, MN 55402
(612) 375-1138

    This statement is filed in connection with (check the appropriate box):

    a.  /x/  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b.  / /  The filing of a registration statement under the Securities Act of 1933.

    c.  / /  A tender offer.

    d.  / /  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Calculation of Filing Fee*

Transaction Valuation	Amount of Filing fee

$570,742,521	$114,148.50

* The filing fee was determined by adding (a) the product of (i) the 18,311,109 shares of Common Stock that are proposed to be retired in the merger and (ii) the merger consideration of $30.10 per share of Common Stock, plus (b) $19,578,140 expected to be paid upon cancellation of all outstanding options (the "Total Consideration"). The filing fee equals one-fiftieth of one percent of the Total Consideration.

/x/ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $114,148.50	Filing Party: Michael Foods, Inc.
Form or Registration No.: Schedule 14A	Date Filed: January 31, 2001

INTRODUCTION

    This Amendment No. 1 (the "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") filed on January 31, 2001 by (1) Michael Foods, Inc., a Minnesota corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Michael Foods"), (2) M-Foods Investors, LLC, a Delaware limited liability company, (3) M-Foods Holdings, Inc., a Delaware corporation ("M-Foods Holdings"), (4) Protein Acquisition Corp., a Minnesota corporation and now known as Michael Foods Acquisition Corp. ("Michael Foods Acquisition"), (5) Vestar Capital Partners IV, L.P., a Delaware limited partnership, (6) Vestar Associates IV, L.P., a Delaware limited partnership, (7) Vestar Associates Corporation IV, a Delaware corporation, (8) Marathon Fund Limited Partnership IV, a Delaware limited partnership, (9) Miltiades, LLC, a Delaware limited liability company, (10) 4J2R1C Limited Partnership, a Minnesota limited partnership, (11) 3J2R Limited Partnership, a Minnesota limited partnership, (12) Gregg A. Ostrander, (13) John D. Reedy, (14) Bill L. Goucher, (15) James D. Clarkson, (16) Bradley L. Cook, (17) Max R. Hoffmann, (18) James Mohr and (19) Harold D. Sprinkle. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of December 21, 2000, as amended by Amendment No.1 to Agreement and Plan of Merger dated as of March 6, 2001 (the "Merger Agreement"), among Michael Foods, M-Foods Holdings and Michael Foods Acquisition.

    Concurrently with the filing of this Amendment No. 1 to Schedule 13E-3, Michael Foods is filing with the Securities and Exchange Commission the definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of shareholders of Michael Foods at which the shareholders of Michael Foods will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the merger transaction contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

    The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

    The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Michael Foods was supplied by Michael Foods and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than Michael Foods was supplied by each such filing person and no other filing person, including Michael Foods, takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1. Summary Term Sheet.

    The information contained in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The information contained in the section of the Proxy Statement entitled "Summary—The Companies" is incorporated herein by reference.
(b)	The information contained in the section of the Proxy Statement entitled "The Special Meeting" is incorporated herein by reference.
(c)-(d)	The information contained in the section of the Proxy Statement entitled "Market Prices and Dividend Information" is incorporated herein by reference.

(e)	Not applicable.
(f)	The information contained in the section of the Proxy Statement entitled "Certain Purchases of Michael Foods Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)
The information contained in the sections of the Proxy Statement entitled "Summary—The Companies", and "Information Concerning Vestar, Marathon, M-Foods Holdings, Michael Foods Acquisition and Affiliates" is incorporated herein by reference.
(b)
The information contained in the sections of the Proxy Statement entitled "Summary—The Companies," and "Information Concerning Vestar, Marathon, M-Foods Holdings, Michael Foods Acquisition and Affiliates" is incorporated herein by reference.
(c)
The information contained in the section of the Proxy Statement entitled "Information Concerning Vestar, Marathon, M-Foods Holdings, Michael Foods Acquisition and Affiliates" is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)	Not applicable.
(a)(2)
The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Summary," "Special Factors" and "The Merger Agreement" is incorporated herein by reference.
(c)
The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Questions and Answers About the Merger", "Special Factors—Effects of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" is incorporated herein by reference.
(d)
The information contained in the section of the Proxy Statement entitled "Special Factors—Rights of Dissenting Shareholders" and in Annex C to the Proxy Statement, Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, is incorporated herein by reference.
(e)	The information contained in the section of the Proxy Statement entitled "Special Factors—Provisions for Unaffiliated Security Holders" is incorporated herein by reference.
(f)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)
The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger", "Special Factors—Interests of Certain Persons in the Merger" and "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.
(b)
The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger", "Special Factors—Interests of Certain Persons in the Merger", and "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.
(c)	The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" is incorporated herein by reference.

(e)	The information contained in the sections of the Proxy Statement entitled "Special Factors—Interests of Certain Persons in the Merger" and "The Merger Agreement" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)
The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement—Effect of the Merger on the Capital Stock and Stock Options of Michael Foods and Michael Foods Acquisition" is incorporated herein by reference.
(c)
The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement—Effect of the Merger on the Capital Stock and Stock Options of Michael Foods and Michael Foods Acquisition" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)-(d)
The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary", "Special Factors" and "The Merger Agreement—Effect of the Merger on Capital Stock and Stock Options of Michael Foods and Protein Acquisition" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a),(b)
The information contained in the sections of the Proxy Statement entitled "Special Factors—Recommendation of the Special Committee, Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger" and "Special Factors—Position of Participating Affiliates as to the Fairness of the Merger" is incorporated herein by reference.
(c)	The information contained in the sections of the Proxy Statement entitled "Summary—The Vote Required" and "The Special Meeting" is incorporated herein by reference.
(d)
The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" and "Special Factors—Opinion of the Financial Advisor" is incorporated herein by reference.
(e)
The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger", "Special Factors—Recommendation of the Special Committee, Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger" and "Special Factors—Opinion of the Financial Advisor" is incorporated herein by reference.
(f)
The information contained in the sections of the Proxy Statement entitled "Special Factors—Background of the Merger" and "Special Factors—Recommendation of the Special Committee, Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	The information contained in the section of the Proxy Statement entitled "Special Factors—Opinion of the Financial Advisor" and in Annex B to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a),(b)	The information contained in the section of the Proxy Statement entitled "Special Factors—Financing of the Merger" is incorporated herein by reference.
(c)
The information contained in the sections of the Proxy Statement entitled "Special Factors—Estimated Fees and Expenses" and "The Merger Agreement—Termination Fee and Expenses" is incorporated herein by reference.
(d)	The information contained in the section of the Proxy Statement entitled "Special Factors—Financing of the Merger" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a),(b)
The information contained in the sections of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" and "Transactions in Shares of Common Stock by Certain Persons" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d),(e)	The information contained in the section of the Proxy Statement entitled "Special Factors—Position of Participating Affiliates as to Fairness of the Merger" is incorporated herein by reference.

Item 13. Financial Statements.

(a)
The information contained in the sections of the Proxy Statement entitled "Selected Historical Consolidated Financial Data"and "Additional Information—Where You Can Find More Information," and the information contained in Michael Foods' Consolidated Financial Statements on pages F-1 through F-14 of Michael Foods Annual Report on Form 10-K for the year ended December 31, 2000 and filed with the SEC on March 12, 2000 is incorporated herein by reference.
(b)	Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a),(b)	The information contained in the section of the Proxy Statement entitled "The Special Meeting" is incorporated herein by reference.

Item 15. Additional Information.

(b)	The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on March 12, 2001.
(a)(2)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
(a)(3)	Press Release dated December 21, 2000.*

(b)(1)	Commitment Letter, dated as of December 20, 2000, by and among Vestar, Bank of America, N.A., Banc of America Securities LLC and Banc of America Bridge LLC.**
(b)(2)
Commitment Letter, dated as of February 15, 2001, by and among Vestar, Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.
(c)(1)	Opinion of U.S. Bancorp Piper Jaffray, Inc. attached as Annex B to the Proxy Statement.
(c)(2)	Financial analysis presentation materials, dated December 21, 2000, prepared by U.S. Bancorp Piper Jaffray, Inc.***
(d)(1)	Agreement and Plan of Merger, dated as of December 21, 2000, among Michael Foods, M-Foods Holdings and Protein Acquisition attached as Annex A to the Proxy Statement.
(d)(2)	Commitment Letter, dated as of December 21, 2000, by and among Vestar, M-Foods Holdings and Protein Acquisition.**
(d)(3)	Commitment Letter, dated as of December 21, 2000, by and among Marathon, M-Foods Holdings and Protein Acquisition.**
(d)(4)	Form of Stock Purchase and Unit Subscription Agreement.**
(d)(5)	Form of Management Stock Purchase and Unit Subscription Agreement.**
(d)(6)	Form of Stock Purchase Agreement.**
(d)(7)	Form of Securityholders Agreement.**
(d)(8)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Gregg A. Ostrander, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(9)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and John D. Reedy, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(10)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and 4J2R1C Limited Partnership.**
(d)(11)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Bill L. Goucher, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(12)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and 3J2R Limited Partnership.**
(d)(13)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and James D. Clarkson, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(14)
Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Bradley L. Cook, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(15)
Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Max Hoffmann, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**

(d)(16)
Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Harold D. Sprinkle, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(17)
Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and James Mohr, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(18)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Jeffrey M. Shapiro, including attached Option Cancellation Agreement.**
(d)(19)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Norman A. Rodriguez, including attached Option Cancellation Agreement.**
(d)(20)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and ASTA Enterprises Limited Partnership.**
(d)(21)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 6, 2001, among Michael Foods, M-Foods Holdings and Michael Foods Acquisition.****
(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, attached as Annex C to the Proxy Statement.
(g)	None.
(z)(1)	Statutory Short Form Power of Attorney, dated as of January 19, 2001, by James H. Michael in favor of Jeffrey J. Michael and Burton G. Ross.***

*
Incorporated by reference to the Current Report on Form 8-K filed by Michael Foods on December 22, 2000.

**
Incorporated by reference to Schedule 13D filed on January 2, 2001.

***
Incorporated by reference to the original Schedule 13E-3 filed on January 31, 2001.

****
Incorporated by reference to the Current Report on Form 8-K filed by Michael Foods on March 8, 2001.

SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the following certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2001
MICHAEL FOODS, INC.
By: /s/ Gregg A. Ostrander
Name: Gregg A. Ostrander
Its: Chairman, President and Chief Executive Officer
M-FOODS INVESTORS, LLC
By: Vestar Capital Partners IV, L.P.
Its: Sole Managing Member
By: Vestar Associates IV, L.P.
Its: General Partner
By: Vestar Associates Corporation IV
Its: General Partner
By: /s/ Jack M. Feder
Name: Jack M. Feder
Its: Managing Director/General Counsel
M-FOODS HOLDINGS, INC.
By: /s/ Jack M. Feder
Name: Jack M. Feder
Its: Secretary
MICHAEL FOODS ACQUISITION CORP.
By: /s/ Jack M. Feder
Name: Jack M. Feder
Its: Secretary
VESTAR CAPITAL PARTNERS IV, L.P.
By: Vestar Associates IV, L.P.
Its: Sole General Partner
By: Vestar Associates Corporation IV
Its: General Partner
By: /s/ Jack M. Feder
Name: Jack M. Feder
Its: Managing Director/General Counsel

VESTAR ASSOCIATES IV, L.P.
By: Vestar Associates Corporation IV
Its: General Partner
By: /s/ Jack M. Feder
Name: Jack M. Feder
Its: Managing Director/General Counsel
VESTAR ASSOCIATES CORPORATION IV
By: /s/ Jack M. Feder
Name: Jack M. Feder
Its: Managing Director/General Counsel
MARATHON FUND LIMITED PARTNERSHIP IV
By: Miltiades LLC
Its: Sole General Partner
By: /s/ Michael S. Israel
Name: Michael S. Israel
Its: Authorized Member
MILTIADES LLC
By: /s/ Michael S. Israel
Name: Michael S. Israel
Its: Authorized Member
/s/ Gregg A. Ostrander
Name: Gregg A. Ostrander
/s/ John D. Reedy
Name: John D. Reedy
/s/ Bill L. Goucher
Name: Bill L. Goucher
/s/ James D. Clarkson
Name: James D. Clarkson
/s/ Bradley L. Cook
Name: Bradley L. Cook
/s/ Max R. Hoffmann
Name: Max R. Hoffmann
/s/ Harold D. Sprinkle
Name: Harold D. Sprinkle

/s/ James Mohr
Name: James Mohr
4J2R1C LIMITED PARTNERSHIP
By: /s/ Jeffrey J. Michael
Name: Jeffrey J. Michael
Its: General Partner
By: James H. Michael
Its: General Partner
By: /s/ Jeffrey J. Michael
Name: Jeffrey J. Michael
Its: Attorney-in-Fact
3J2R LIMITED PARTNERSHIP
By: /s/ Jeffrey J. Michael
Name: Jeffrey J. Michael
Its: Managing General Partner

Exhibit Index

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on March 12, 2001.
(a)(2)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
(a)(3)	Press Release dated December 21, 2000.*
(b)(1)	Commitment Letter, dated as of December 20, 2000, by and among Vestar, Bank of America, N.A., Banc of America Securities LLC and Banc of America Bridge LLC.**
(b)(2)
Commitment Letter, dated as of February 15, 2001, by and among Vestar, Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC, Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.
(c)(1)	Opinion of U.S. Bancorp Piper Jaffray, Inc. attached as Annex B to the Proxy Statement.
(c)(2)	Financial analysis presentation materials, dated December 21, 2000, prepared by U.S. Bancorp Piper Jaffray, Inc.***
(d)(1)	Agreement and Plan of Merger, dated as of December 21, 2000, among Michael Foods, M-Foods Holdings and Protein Acquisition attached as Annex A to the Proxy Statement.
(d)(2)	Commitment Letter, dated as of December 21, 2000, by and among Vestar, M-Foods Holdings and Protein Acquisition.**
(d)(3)	Commitment Letter, dated as of December 21, 2000, by and among Marathon, M-Foods Holdings and Protein Acquisition.**
(d)(4)	Form of Stock Purchase and Unit Subscription Agreement.**
(d)(5)	Form of Management Stock Purchase and Unit Subscription Agreement.**
(d)(6)	Form of Stock Purchase Agreement.**
(d)(7)	Form of Securityholders Agreement.**
(d)(8)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Gregg A. Ostrander, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(9)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and John D. Reedy, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(10)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and 4J2R1C Limited Partnership.**
(d)(11)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Bill L. Goucher, including attached Option Cancellation Agreement and Employment Agreement.**
(d)(12)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and 3J2R Limited Partnership.**
(d)(13)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and James D. Clarkson, including attached Option Cancellation Agreement and Employment Agreement.**

(d)(14)
Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Bradley L. Cook, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(15)
Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Max Hoffmann, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(16)
Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Harold D. Sprinkle, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(17)
Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and James Mohr, including attached Option Cancellation Agreement and Severance and Deferred Compensation Agreement.**
(d)(18)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Jeffrey M. Shapiro, including attached Option Cancellation Agreement.**
(d)(19)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and Norman A. Rodriguez, including attached Option Cancellation Agreement.**
(d)(20)	Letter Agreement, dated as of December 21, 2000, by and between M-Foods Investors, LLC and ASTA Enterprises Limited Partnership.**
(d)(21)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 6, 2001, among Michael Foods, M-Foods Holdings and Michael Foods Acquisition.****
(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, attached as Annex C to the Proxy Statement.
(g)	None.
(z)(1)	Statutory Short Form Power of Attorney, dated as of January 19, 2001, by James H. Michael in favor of Jeffrey J. Michael and Burton G. Ross.***

*
Incorporated by reference to the Current Report on Form 8-K filed by Michael Foods on December 22, 2000.

**
Incorporated by reference to Schedule 13D filed on January 2, 2001.

***
Incorporated by reference to the original Schedule 13E-3 filed on January 31, 2001.

****
Incorporated by reference to the Current Report on Form 8-K filed by Michael Foods on March 8, 2001.

QuickLinks

INTRODUCTION
SIGNATURE
Exhibit Index